UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM                      TO
Commission File Number: 1-6776
PROFIT SHARING AND RETIREMENT PLAN OF
CENTEX CORPORATION
(Full title of the plan)
CENTEX CORPORATION
2728 N. Harwood
Dallas, Texas 75201
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Profit Sharing and Retirement Plan of Centex Corporation
Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004,
and for the Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Profit Sharing and Retirement Plan of Centex Corporation
We have audited the accompanying statements of net assets available for benefits of the Profit Sharing and Retirement Plan of Centex Corporation as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Dallas, Texas
June 27, 2006

Profit Sharing and Retirement Plan of Centex Corporation
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Investments in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust	$596,880,230	$518,121,833
Participant loans	7,262,282	5,857,239
Employer contribution receivable	806,449	788,614

Net assets available for benefits	$604,948,961	$524,767,686

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions:
Employer contributions	$38,756,834
Participant contributions	49,968,263
Rollovers	6,056,383
Interest in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust investment income	48,920,761
Interest income on participant loans	406,013

Total additions	144,108,254

Deductions:
Distributions to participants	63,943,713
Administrative expenses	71,349

Total deductions	64,015,062

Transfers to Centex Ventures Profit Sharing and Retirement Plan	(223,345)
Transfers from Centex Ventures Profit Sharing and Retirement Plan	311,428

Net increase in net assets available for benefits	80,181,275

Net assets available for benefits:
Beginning of year	524,767,686

End of year	$604,948,961

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation
Notes to Financial Statements
December 31, 2005
1. Description of the Plan
The following description of the Profit Sharing and Retirement Plan of Centex Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan, established March 1, 1954 and amended and restated effective January 1, 2001, is a defined contribution retirement plan covering eligible employees of Centex Corporation (the Company) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Plan has two distinct types of eligible employees, (1) employees eligible to participate in employer profit sharing contributions or (2) employees eligible to participate in employer matching contributions. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain salaried employees of the Participating Employers participate in profit sharing the first day of the month following one year of service, as defined. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked at least 1,000 hours, ending on the first anniversary of the employee’s date of hire. Commission and certain salaried employees of the Participating Employers participate in matching contributions on the date the employee first performs for the employer an hour of service, as defined.
A member of a group or class of employees covered by a collective bargaining agreement is not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.
Transfers between the Plan and the Centex Ventures Profit Sharing and Retirement Plan were due to transfers of employment between the Company and entities that qualify as Affiliated Business Arrangements, as defined.

Profit Sharing and Retirement Plan of Centex Corporation
Notes to Financial Statements (continued)
Contributions
The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined, (up to a statutory limit) to a 401(k) account beginning on the date of hire. Matching and profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $42,000, whichever is less) for 401(k) contributions, Participating Employers’ contributions and voluntary (after-tax) contributions on a combined basis.
Participating Employer discretionary profit sharing contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and compensation. Participating Employer discretionary matching contributions are allocated to eligible participant accounts based on the percentage of each participant’s eligible contributions. The Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2005 Plan year. Forfeitures may be used to reduce Participating Employer matching contributions, Participating Employer profit sharing contributions or administrative expenses of the Plan. During the year ended December 31, 2005, participants forfeited $4,954,738, which will be used to reduce employer contributions paid during the year ended December 31, 2006. During the year ended December 31, 2004, participants forfeited $3,963,329, which was used to reduce employer contributions paid during the year ended December 31, 2005.
Participants direct the investment of their accounts into various registered investment company funds, common collective trusts or the Centex Common Stock Fund (the CCSF), a unitized stock fund.
Participants may allocate up to 15% of Participating Employer and participant (before- and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Profit Sharing and Retirement Plan of Centex Corporation
Notes to Financial Statements (continued)
Vesting
The Plan has several vesting provisions based upon a participant’s Participating Employer. Participants should refer to the Plan document for a more complete description of these provisions.
Participant Loans
Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum, with Committee authorization and for approved events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at prime plus 2.0% and are repayable to the Plan within five years. Interest rates on outstanding participant loans as of December 31, 2005 ranged from 6.0% to 11.5%.
Distributions to Participants
Distribution of an active participant’s entire account balance is permitted upon a participant’s retirement, death or disability. A participant is eligible for early retirement upon the attainment of age 55 and the completion of at least 15 years of service, as defined. In the event of termination of service of any participant for any reason other than retirement, death or disability, a participant shall, subject to further provisions of the Plan, be entitled to receive the vested portion of his or her account balance. A participant may also receive a distribution to satisfy a financial hardship meeting the requirements of Internal Revenue Service (IRS) regulations.
Distributions to participants are paid in a lump sum, a direct rollover or in certain instances in installment payments. A participant who retires and has 10 years of service, as defined, may elect to receive a distribution of his or her account in quarterly, semi-annual or annual installment payments over a specified term of 10 years or less, as elected by the participant.
Administrative Expenses
Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Profit Sharing and Retirement Plan of Centex Corporation
Notes to Financial Statements (continued)
Plan Termination
Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of ERISA. The Plan provides that, in the event of Plan termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
The Profit Sharing and Retirement Plan of Centex Corporation Master Trust (the Master Trust) holds the assets of the Plan, as well as the assets of another plan sponsored by Centex Corporation (Affiliate Plan). The Plan and Affiliate Plan have an undivided interest in the Master Trust. The Master Trust is governed by a trust agreement with Fidelity Management Trust Company (the Trustee), which is held accountable by and reports to the Committee.
Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of investments held by common collective trusts is determined based on published market prices when available or the Trustee’s estimates of fair value when quoted market prices are not available. The investment in the CCSF is determined by the value of the underlying common stock combined with the short-term cash position. The fair value of the common stock portion of the funds is based on the closing price of the common stock on

Profit Sharing and Retirement Plan of Centex Corporation
Notes to Financial Statements (continued)
its primary exchange. The short-term cash position of the CCSF is recorded at cost, which approximates fair value. Participant loans are recorded at carrying value.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
The Master Trust allocates investment income to the Plan based on the Plan’s ownership interest in Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2005, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments. Administrative expenses are allocated on a pro rata basis to the Plan and Affiliate Plan.
Distributions to Participants
Distributions to participants are recorded when paid.
3. Interest in the Master Trust
At both December 31, 2005 and 2004, the Plan’s interest in the net assets of the Master Trust was approximately 99.8%. Investments held in the Master Trust as of December 31, 2005 and 2004 were as follows:

	2005	2004

Registered Investment Companies	$274,106,511	$224,439,577
Common Collective Trusts	210,927,605	201,466,711
Centex Common Stock Fund	82,177,469	73,034,594
Cash	31,054,887	20,308,097

Total	$598,266,472	$519,248,979

Profit Sharing and Retirement Plan of Centex Corporation
Notes to Financial Statements (continued)
Investment income in the Master Trust for the year ended December 31, 2005, was as follows:

Net appreciation in Registered Investment Companies	$8,088,054
Net appreciation in Common Collective Trusts	11,828,677
Net appreciation in Centex Common Stock Fund	14,803,937
Dividend and interest income	14,316,136

$49,036,804

The Plan invests in various investment securities, which in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
4. Income Tax Status
The Plan has received a determination letter from the IRS dated August 26, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. However, the Company and the Plan’s counsel believe that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Related Party Transactions
Plan investments of $434,811,427 and $401,598,770 at December 31, 2005 and 2004, respectively, are cash, shares of registered investment companies and common collective trusts managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions. Additionally, certain of the Plan’s assets are invested in the CCSF. Transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

Profit Sharing and Retirement Plan of Centex Corporation
Notes to Financial Statements (continued)
6. Reconciliation to Form 5500
As of December 31, 2005 and 2004, the Plan had $199,213 and $211,780, respectively, of pending distributions to participants. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 to be filed by the Company:

	December 31,
	2005	2004

Net assets available for Plan benefits per the financial statements	$604,948,961	$524,767,686
Amounts allocated to withdrawing participants	(199,213)	(211,780)

Net assets available for Plan benefits per Form 5500	$604,749,748	$524,555,906

The following reconciles distributions to participants per the financial statements to Form 5500 to be filed by the Company for the year ended December 31, 2005:

Distributions to participants per the financial statements	$63,943,713
Less: Amounts allocated to withdrawing participants at December 31, 2004	(211,780)
Add: Amounts allocated to withdrawing participants at December 31, 2005	199,213

Distributions to participants per Form 5500	$63,931,146

7. Subsequent Event
On May 11, 2006, the Board of Directors of the Company approved an employee profit sharing contribution to the Plan in the amount of $36,117,814, net of forfeitures applied, which was remitted to the Master Trust on May 18, 2006.

Supplemental Schedule
Profit Sharing and Retirement Plan of Centex Corporation
Schedule H; Line 4i – Schedule of Assets (Held at End of Year)
EIN#: 75-0778259
Plan #: 001
December 31, 2005

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor, or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par, or Maturity Value	Cost	Value

*	Participant loans	Interest rates from 6.0% to 11.5%	$—	$7,262,282

			$—	$7,262,282

*	Party-in-interest

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Centex Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION
Date: June 28, 2006	By:	/s/ MICHAEL S. ALBRIGHT
Michael S. Albright
Member, Administrative Committee

INDEX TO EXHIBITS
Profit Sharing and Retirement Plan of Centex Corporation

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference
23	Consent of Ernst & Young LLP	Filed herewith

32	Certification of the Administrative Committee Member of the Plan pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith